Exhibit 99.1

Alarum Announces Q1 2024 Results

First quarter record revenues of $8.4 Million, up 47% year over year; IFRS gross margin climbed to 78% compared to 66% for the first quarter of last year

IFRS net profit was $1.4 million while non-IFRS net profit surged to $2.8 million; Earnings per American Depository Share (EPS) of $0.23 and $0.45, respectively

Adjusted EBITDA reached a record of $3.2 million

Subsidiary NetNut’s revenues in the first quarter jumped 139% year over year; Net Retention Rate (“NRR”) increased to 1.66

TEL AVIV, Israel, May 21, 2024 – Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today announced financial results for the three-month period ended March 31, 2024.

“I am thrilled to report another record quarter, marking continued growth and profitability for our company,” said Mr. Shachar Daniel, Chief Executive Officer of Alarum. “As market leaders, our dedication to innovation has never been stronger. This quarter, we introduced the ‘Website Unblocker,’ a product that has not only received positive feedback, but has also attracted new customers. We also launched our revolutionary ‘AI Data Collector’ product line, which features a user-friendly, no-code interface, that allows users to set up data collection in just minutes. We believe this will be a game-changer in the web data collection industry.

We remain agile, continuously planning for the future and advancing our roadmap with potential solutions for data analysis and insights. Our sustained growth, profitability, customer retention, and the successful introduction of innovative products, are propelling us towards the next milestones and achievements of our company.”

“Today we announced another record-setting quarter, highlighting our sustained growth and increasing profitability, which impacts all our financial Key Performance Indicators (KPIs),” said Mr. Shai Avnit, Chief Executive Officer of Alarum. “Our IFRS basic earnings per share (EPS) increased to $0.23 per American Depository Share (ADS), while our non-IFRS basic EPS rose to $0.45 per ADS. Our IFRS net profit was $1.4 million, And our non-IFRS net profit climbed to $2.8 million. The gap between the two, is primarily due to expenses resulting from the fair value increase of derivative financial instruments (warrants issued in 2019-2020) following an increase in our Company’s share price. Our Adjusted EBITDA soared to an impressive $3.2 million - up significantly from just $0.1 million a year ago. We are thrilled to report that NetNut’s upward trajectory continues robustly, with revenues reaching an all-time high, having surged by 139%. This growth is driven by the acquisition of new customers and a strong customer retention rate (NRR), which now stands at 1.66. This demonstrates our success in not only retaining, but also significantly expanding our engagements with existing customers.”

First Quarter Fiscal 2024 Financial Highlights:

●	Revenues for the first quarter of 2024 reached a Company record high of $8.4 million, an increase of 47% compared to the first quarter of 2023;

●	Gross margin for the first quarter of 2024 increased to 78%, compared to 66% in the first quarter of 2023;

●	IFRS net profit reached $1.4 million in the first quarter of 2024, compared to an IFRS net loss of $0.7 million in the first quarter of 2023;

●	Non-IFRS net profit increased to $2.8 million; Finance expenses in the amount of $0.8 million, due to expenses mainly from the fair value increase of derivative financial instruments (warrants issued in 2019-2020) resulting from the increase in the Company’s share price, are excluded from the non-IFRS net profit calculation. This compared to non-IFRS net loss of $0.1 million in the first quarter of 2023;

●	IFRS basic profit per American Depository Share – “ADS” was $0.23 ($0.02 basic profit per ordinary share), and non-IFRS basic profit per ADS was $0.45 ($0.03 basic profit per ordinary share);

●	Adjusted EBITDA for the first quarter of 2024 continued to grow, reaching a Company record of $3.2 million, compared to $0.1 million in the first quarter of 2023;

●	NetNut’s revenues for the first quarter of 2024 totaled $8.1 million, reflecting growth of 139% year-over-year, compared to $3.4 million for the first quarter of 2023; and

●	Net Retention Rate (“NRR”)[1] climbed to 1.66 in the first quarter of 2024.

Recent Business Developments:

●	The Company launched an innovative artificial intelligence (“AI”) web data collection product line. This cutting-edge product line represents a significant leap forward in web data collection technology, addressing the challenges of time-intensive collector creation and maintenance that have long plagued businesses across industries;

●	The Company introduced its new and innovative Website Unblocker, designed to allow automated web data collection tools access to public facing web data without being tagged by anti-bot and bot-management solutions;

●	The Company announced exciting events lineup, including CEO Spotlight on a leading technology podcast with Dinis Guarda and hosted a webinar: Revolutionizing Data Insights with NetNut’s Website Unblocker; and

●	NetNut appointed Mr. Yorai Fainmesser as Strategic Advisory Board Member. As a general partner of a leading AI venture capital firm, Disruptive AI, and the former (Colonel Ret.) Head of the AI and Data Science intelligence unit 8200 in the IDF (Israel Defence Forces), Mr. Fainmesser brings unparalleled expertise in AI strategy and cyber technology.

[1]	NRR represent the average growth rates for preceding four quarters compared to the equivalent period a year earlier, of current customers only, without the revenues generated from new customers, but including up-sales and cross-sales on one hand and churn on the other hand.

Financial Results for the first quarter of 2024:

●	Revenues amounted to $8.4 million (Q1.2023: $5.7 million). The increase is attributed to the organic growth in the enterprise internet access and web data collection business revenues, despite a reduction in the consumer internet access business revenues.

●	Cost of revenues totaled $1.8 million (Q1.2023: $1.9 million). The reduction stems mainly from the Company’s CyberKick division’s traffic acquisition costs stoppage in July 2023 and clearing fees decrease, due to the Company’s updated scale down strategy for its CyberKick operations. The reduction was partially offset by an increase in enterprise internet access and web data collection business costs of addresses and networks and servers used for the generation of the additional enterprise internet access and web data collection business revenues.

●	Research and development expenses totaled $1.0 million (Q1.2023: $1.1 million). Reduced expenses in the consumer internet access business due to the operations scale down of CyberKick were partially offset by an increase in payroll and related expenses in the enterprise internet access and web data collection business.

●	Sales and marketing expenses totaled $1.7 million (Q1.2023: $2.2 million). The decrease resulted mainly from the stoppage of media acquisition costs in July 2023 due to CyberKick’s operations scale down strategy. This reduction was partially offset by higher payroll and related expenses in the enterprise internet access and web data collection business.

●	General and administrative expenses totaled $1.2 million (Q1.2023: $1.0 million). The increase is mainly due to higher payroll and related expenses and professional fees costs related to the enterprise internet access and web data collection business, partially offset by lower payroll and related expenses as a result of CyberKick’s operations scale down strategy.

●	Finance expenses reached $0.8 million (Q1.2023: $0.2 million). The increase is mainly from expenses resulting from the fair value increase of derivative financial instruments (warrants issued in 2019-2020) due to the increase in the Company’s share price. The increase was partially offset by interest income that stemmed from the Company’s increased cash equivalents.

●	Income tax expenses totaled $0.3 million (Q1.2023: tax benefit of $0.004 million). The switch to income tax expenses is due to the first-time profitably of NetNut for tax purposes.

●	As a result, IFRS net profit reached $1.4 million, or $0.02 basic profit per ordinary share ($0.23 basic profit per American Depository Share – “ADS”), compared to IFRS net loss of $0.7 million in the first quarter of 2023, or $0.02 basic loss per ordinary share ($0.21 basic loss per ADS).

●	Non-IFRS net profit was $2.8 million, or $0.04 basic profit per ordinary share ($0.45 basic profit per ADS), compared to non-IFRS net loss of $0.1 million in the first quarter of 2023, or $0.00 basic loss per ordinary share ($0.03 basic loss per ADS).

●	Adjusted EBITDA was $3.2 million (Q1.2023: Adjusted EBITDA of $0.1 million).

Balance Sheet Highlights:

●	As of March 31, 2024, shareholders’ equity totaled $17.1 million, or approximately $2.66 per ADS, compared to shareholders’ equity of $13.2 million as of December 31, 2023. The increase stems from the 2024 first quarter net profit as well as warrants and options exercises.

●	Outstanding ordinary share count as of March 31, 2024 was 64.1 million, or 6.4 million in ADSs.

●	As of March 31, 2024, the Company’s cash and cash equivalents balance totaled $15.1 million, compared to $10.9 million as of December 31, 2023.

Use of non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of EBITDA (EBITDA loss), Adjusted EBITDA (Adjusted EBITDA loss), non-IFRS net profit (loss) and non-IFRS basic profit (loss) per share or ADS for the periods presented. The Company defines EBITDA (EBITDA loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, finance income (expense) and income taxes; defines Adjusted EBITDA as EBITDA (EBITDA loss) as further adjusted to remove the impact of (i) impairment of goodwill (if any); and (ii) share-based compensation; defines non-IFRS net profit (loss) as net profit (loss) from continuing operations before depreciation, amortization and impairment of intangible assets, impairment of goodwill, finance income (expense) effects primarily related to derivative financial instruments as well as long-term loan, deferred tax effects and share-based compensation; and defines non-IFRS basic profit (loss) per share or ADS as non-IFRS profit (loss) for the period divided by the weighted average number of ordinary shares or ADSs. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

Other Metrics

Net retention rate (NRR) represents the average growth rates for the preceding four quarters compared to the equivalent period a year earlier, of current customers only, without the revenues generated from new customers, but including up-sales and cross-sales on one hand and churn on the other hand. NRR greater than 1.00 indicates that the Company experiences revenue growth from its existing customer base in the specific period even after accounting for lost revenue due to customers’ churn. Conversely, an NRR lower than 1.00 suggests that the Company loses revenue from existing customers in the specific period due to churn which is higher than revenue gain through up-sells or cross-sells.

The following tables present the reconciled effect of the above on the Company’s Adjusted EBITDA (EBITDA loss) and non-IFRS net profit (loss) for the three months ended March 31, 2024 and 2023, and for the year ended December 31, 2023:

	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
(millions of U.S. dollars)	2024	2023	2023

Net profit (loss) from continuing operations	1.4	(0.7)	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.2	0.3	3.5
Finance expense, net	0.9	0.2	0.6
Tax expense (tax benefit)	0.3	*	(0.5)
EBITDA (EBITDA loss)	2.8	(0.2)	(2.0)
Adjustments:
Impairment of goodwill	-	-	6.3
Share-based compensation	0.4	0.3	0.9
Adjusted EBITDA	3.2	0.1	5.2

	For the Three-Month Period Ended March 31,		For the Year Ended December 31,
(millions of U.S. dollars)	2024	2023	2023

Net profit (loss) from continuing operations	1.4	(0.7)	(5.6)
Adjustments:
Depreciation, amortization and impairment of intangible assets	0.2	0.3	3.5
Impairment of goodwill	-	-	6.3
Finance expense, net effects	0.9	*	0.1
Deferred tax effects	(0.1)	*	(0.5)
Share-based compensation	0.4	0.3	0.9
Non-IFRS net profit (loss)	2.8	(0.1)	4.7

*	Less than $0.1 million

First Quarter 2024 Financial Results Conference Call

Mr. Shachar Daniel, Chief Executive Officer of Alarum, and Mr. Shai Avnit, Chief Financial Officer of Alarum, will host a conference call on May 21, 2024, at 8:30 a.m. ET, to discuss the 2024 first quarter results, followed by a Q&A session.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your call five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number:

Date:	Tuesday, May 21, 2024
Time:	8:30 a.m. Eastern time, 5:30 a.m. Pacific time
Toll-free dial-in number:	1-877-407-0789 or 1-201-689-8562
Israel Toll Free:	1 809 406 247

Participants will be required to state their name and company upon entering the call. If you have any difficulty connecting with the conference call, please contact Michal Efraty on behalf of Alarum at +972-(0)-52-3044404.

The conference call will be broadcast live and available for replay here.

A replay of the conference call will be available after 11:30 a.m. Eastern time May 21, 2024, through June 19, 2024:

Toll-free replay number:	1-844-512-2921 or 1-412-317-6671
Replay ID:	13746516

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions.

The solutions by NetNut, our enterprise internet access and web data collection arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access and web data collection solutions, please visit www.alarum.io.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Alarum is using forward-looking statements in this press release when it discusses its future growth, profitability, milestones and customer retention, as well as the expected benefits and impacts of its existing and future products. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

Investor Relations Contacts:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io

Consolidated Statements of Financial Position

(In thousands of USD)

	March 31,		December 31,
	2024	2023	2023
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	15,060	3,695	10,872
Short-term restricted deposits	-	500	-
Trade receivables, net	2,945	1,404	1,994
Other receivables	1,449	683	399
	19,454	6,282	13,265

Non-current assets:
Long-term restricted deposits	3	135	3
Long-term deposit	104	26	104
Other non-current assets	116	137	142
Property and equipment, net	110	94	88
Right-of-use assets	709	122	779
Deferred tax assets	244	-	181
Goodwill	4,118	10,429	4,118
Intangible assets, net	1,225	4,639	1,386
Total non-current assets	6,629	15,582	6,801
Total assets	26,083	21,864	20,066

Liabilities and equity
Current liabilities:
Trade payables	416	1,142	369
Other payables	3,056	2,968	2,439
Current maturities of long-term loan	353	485	290
Short-term bank loans	-	1,603	-
Contract liabilities	2,728	1,228	1,983
Derivative financial instruments	952	2	109
Short-term lease liabilities	365	134	370
Total current liabilities	7,870	7,562	5,560

Non-current liabilities:
Long-term loans	691	1,055	802
Long-term lease liabilities	462	8	523
Deferred tax liabilities	-	305	-
Total non-current liabilities	1,153	1,368	1,325
Total liabilities	9,023	8,930	6,885

Equity:
Ordinary shares	-	-	-
Share premium	104,097	95,150	100,576
Other equity reserves	13,856	15,281	14,938
Accumulated deficit	(100,893)	(97,497)	(102,333)
Total equity	17,060	12,934	13,181
Total liabilities and equity	26,083	21,864	20,066

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2024	2023	2023	2022
Continuing operations	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenue	8,376	5,679	26,521	18,550
Cost of revenue	1,803	1,927	7,711	8,402
Gross profit	6,573	3,752	18,810	10,148

Operating expenses:
Research and development	1,022	1,062	3,557	3,824
Sales and marketing	1,725	2,183	10,035	11,823
General and administrative	1,240	995	4,406	6,661
Impairment of goodwill	-	-	6,311	569
Total operating expenses	3,987	4,240	24,309	22,877

Operating profit (loss)	2,586	(488)	(5,499)	(12,729)

Finance expense, net	(848)	(197)	(590)	(54)
Profit (loss) from continuing operations before income tax	1,738	(685)	(6,089)	(12,783)
Tax benefit (expense)	(298)	(4)	482	327
Profit (loss) from continuing operations, net of tax	1,440	(689)	(5,607)	(12,456)
Profit (loss) from discontinued operations, net of tax	-	-	82	(695)
Net profit (loss)	1,440	(689)	(5,525)	(13,151)

Basic and diluted profit (loss) per share

Continuing operations	0.02	(0.02)	(0.14)	(0.39)

Discontinued operations	-	-	0.00	(0.03)
	0.02	(0.02)	(0.14)	(0.42)
Basic profit (loss) per ADS

Continuing operations	0.23	(0.21)	(1.35)	(3.94)

Discontinued operations	-	-	0.00	(0.22)
	0.23	(0.21)	(1.35)	(4.16)